FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2014 First Quarter

(April 1, 2013 through June 30, 2013)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2014 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

August 2, 2013

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, Managing Officer Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 9, 2013
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2014 First Quarter (April 1, 2013 through June 30, 2013)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Quarterly income before income taxes and equity in earnings of affiliated companies		Quarterly net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2014 first quarter	6,255,319	13.7	663,383	87.9	724,163	74.4	562,194	93.6
FY2013 first quarter	5,501,573	59.9	353,143	—	415,203	—	290,347	—

(Note)  Quarterly comprehensive income: FY2014 first quarter 985,532 million yen (— %), FY2013 first quarter 70,636 million yen (— %)

	Quarterly net income attributable to Toyota Motor Corporation per share – Basic	Quarterly net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2014 first quarter	177.45	177.32
FY2013 first quarter	91.68	91.68

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2014 first quarter	37,168,264	13,550,706	12,897,538	34.7
FY2013	35,483,317	12,772,856	12,148,035	34.2

2.	Cash dividends

Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2013	—	30.00	—	60.00	90.00
FY2014	—
FY2014 (forecast)		—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2014 (April 1, 2013 through March 31, 2014)

	(% of change from FY2013)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014	24,000,000	8.8	1,940,000	46.9	2,030,000	44.6	1,480,000	53.8	467.09

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2014 first quarter 3,447,997,492 shares, FY2013 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2014 first quarter 279,413,776 shares, FY2013 280,568,824 shares

(iii)	Average number of shares issued and outstanding in each period: FY2014 first quarter 3,168,225,188 shares, FY2013 first quarter 3,166,807,332 shares

Information regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2014 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 37 thousand units, or 1.6%, to 2,232 thousand units in FY2014 first quarter (the three months ended June 30, 2013) compared with FY2013 first quarter (the three months ended June 30, 2012). Vehicle unit sales in Japan decreased by 51 thousand units, or 8.8%, to 526 thousand units in FY2014 first quarter compared with FY2013 first quarter. Meanwhile, overseas vehicle unit sales increased by 14 thousand units, or 0.8%, to 1,706 thousand units in FY2014 first quarter compared with FY2013 first quarter.

As for the results of operations, net revenues increased by 753.7 billion yen, or 13.7%, to 6,255.3 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 310.2 billion yen, or 87.9%, to 663.3 billion yen in FY2014 first quarter compared with FY2013 first quarter. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 260.0 billion yen, cost reduction efforts of 70.0 billion yen, marketing efforts of 30.0 billion yen and other factors of 10.2 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 60.0 billion yen. Quarterly income before income taxes and equity in earnings of affiliated companies increased by 308.9 billion yen, or 74.4%, to 724.1 billion yen in FY2014 first quarter compared with FY2013 first quarter. Quarterly net income attributable to Toyota Motor Corporation increased by 271.8 billion yen, or 93.6%, to 562.1 billion yen in FY2014 first quarter compared with FY2013 first quarter.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 697.9 billion yen, or 13.6%, to 5,818.0 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 349.8 billion yen, or 135.2%, to 608.4 billion yen in FY2014 first quarter compared with FY2013 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 65.4 billion yen, or 23.8%, to 339.8 billion yen in FY2014 first quarter compared with FY2013 first quarter. However, operating income decreased by 35.4 billion yen, or 40.9%, to 51.2 billion yen in FY2014 first quarter compared with FY2013 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 8.7 billion yen, or 3.6%, to 234.4 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income decreased by 2.1 billion yen, or 23.5%, to 7.1 billion yen in FY2014 first quarter compared with FY2013 first quarter.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 213.9 billion yen, or 6.6%, to 3,456.2 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 348.9 billion yen, or 325.8%, to 456.0 billion yen in FY2014 first quarter compared with FY2013 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 512.3 billion yen, or 32.2%, to 2,105.1 billion yen in FY2014 first quarter compared with FY2013 first quarter. However, operating income decreased by 34.9 billion yen, or 29.7%, to 82.6 billion yen in FY2014 first quarter compared with FY2013 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 83.9 billion yen, or 16.4%, to 595.9 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 1.8 billion yen, or 54.8%, to 5.2 billion yen in FY2014 first quarter compared with FY2013 first quarter.

(iv) Asia:

Net revenues in Asia increased by 144.4 billion yen, or 13.5%, to 1,218.0 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 2.5 billion yen, or 2.6%, to 104.1 billion yen in FY2014 first quarter compared with FY2013 first quarter.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 125.5 billion yen, or 26.0%, to 609.0 billion yen in FY2014 first quarter compared with FY2013 first quarter, and operating income increased by 15.3 billion yen, or 56.4%, to 42.5 billion yen in FY2014 first quarter compared with FY2013 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2014

Reflecting the current trend of foreign currency exchange rates, the current forecast of consolidated financial results for FY2014 (April 1, 2013 through March 31, 2014) is set forth below. This forecast assumes average exchange rates through the fiscal year of 92 yen per US$1 and 122 yen per 1 euro.

Forecast of consolidated results for FY2014

Net revenues	24,000.0 billion yen	(an increase of 8.8% compared with FY2013)
Operating income	1,940.0 billion yen	(an increase of 46.9% compared with FY2013)
Income before income taxes and equity in earnings of affiliated companies	2,030.0 billion yen	(an increase of 44.6% compared with FY2013)
Net income attributable to Toyota Motor Corporation	1,480.0 billion yen	(an increase of 53.8% compared with FY2013)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2013 first quarter (April 1, 2012 through June 30, 2012)	FY2014 first quarter (April 1, 2013 through June 30, 2013)	Increase (Decrease)
Automotive	Japan	1,105,286	1,059,427	(45,859)
	North America	450,723	484,419	33,696
	Europe	102,030	108,396	6,366
	Asia	470,070	473,419	3,349
	Other	108,053	128,511	20,458

	Total	2,236,162	2,254,172	18,010

Other	Housing	1,044	1,189	145

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2013 first quarter (April 1, 2012 through June 30, 2012)	FY2014 first quarter (April 1, 2013 through June 30, 2013)	Increase (Decrease)
Automotive	Japan	576,670	525,777	(50,893)
	North America	662,347	688,656	26,309
	Europe	208,847	192,511	(16,336)
	Asia	418,756	394,866	(23,890)
	Other	401,943	430,049	28,106

	Total	2,268,563	2,231,859	(36,704)

Other	Housing	930	988	58

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 first quarter (June 30, 2013)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,718,297	1,526,287	(192,010)
Time deposits	106,700	97,601	(9,099)
Marketable securities	1,445,663	2,007,922	562,259
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,838,834	(132,825)
Finance receivables, net	5,117,660	5,335,738	218,078
Other receivables	432,693	338,216	(94,477)
Inventories	1,715,786	1,863,046	147,260
Deferred income taxes	749,398	784,244	34,846
Prepaid expenses and other current assets	527,034	578,187	51,153

Total current assets	13,784,890	14,370,075	585,185

Noncurrent finance receivables, net	6,943,766	7,302,124	358,358
Investments and other assets:
Marketable securities and other securities investments	5,176,582	5,635,615	459,033
Affiliated companies	2,103,283	2,174,166	70,883
Employees receivables	53,741	53,451	(290)
Other	569,816	576,027	6,211

Total investments and other assets	7,903,422	8,439,259	535,837

Property, plant and equipment:
Land	1,303,611	1,304,855	1,244
Buildings	3,874,279	3,923,838	49,559
Machinery and equipment	9,716,180	9,890,442	174,262
Vehicles and equipment on operating leases	3,038,011	3,208,288	170,277
Construction in progress	291,539	307,890	16,351

Total property, plant and equipment, at cost	18,223,620	18,635,313	411,693

Less – Accumulated depreciation	(11,372,381)	(11,578,507)	(206,126)

Total property, plant and equipment, net	6,851,239	7,056,806	205,567

Total assets	35,483,317	37,168,264	1,684,947

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 first quarter (June 30, 2013)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,168,115	78,587
Current portion of long-term debt	2,704,428	2,634,466	(69,962)
Accounts payable	2,113,778	2,033,299	(80,479)
Other payables	721,065	683,007	(38,058)
Accrued expenses	2,185,537	2,298,249	112,712
Income taxes payable	156,266	272,223	115,957
Other current liabilities	941,918	948,802	6,884

Total current liabilities	12,912,520	13,038,161	125,641

Long-term liabilities:
Long-term debt	7,337,824	7,911,237	573,413
Accrued pension and severance costs	766,112	774,806	8,694
Deferred income taxes	1,385,927	1,555,495	169,568
Other long-term liabilities	308,078	337,859	29,781

Total long-term liabilities	9,797,941	10,579,397	781,456

Total liabilities	22,710,461	23,617,558	907,097

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and June 30, 2013 issued: 3,447,997,492 shares at March 31, 2013 and June 30, 2013	397,050	397,050	—
Additional paid-in capital	551,040	551,021	(19)
Retained earnings	12,689,206	13,061,354	372,148
Accumulated other comprehensive income (loss)	(356,123)	16,542	372,665
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 279,413,776 shares at June 30, 2013	(1,133,138)	(1,128,429)	4,709

Total Toyota Motor Corporation shareholders’ equity	12,148,035	12,897,538	749,503

Noncontrolling interests	624,821	653,168	28,347

Total shareholders’ equity	12,772,856	13,550,706	777,850

Commitments and contingencies

Total liabilities and shareholders’ equity	35,483,317	37,168,264	1,684,947

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income and

      Quarterly Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2013 first quarter (Three months ended June 30, 2012)	FY2014 first quarter (Three months ended June 30, 2013)	Increase (Decrease)
Net revenues:
Sales of products	5,233,688	5,926,535	692,847
Financing operations	267,885	328,784	60,899

Total net revenues	5,501,573	6,255,319	753,746

Costs and expenses:
Cost of products sold	4,540,873	4,802,456	261,583
Cost of financing operations	131,959	219,797	87,838
Selling, general and administrative	475,598	569,683	94,085

Total costs and expenses	5,148,430	5,591,936	443,506

Operating income	353,143	663,383	310,240

Other income (expense):
Interest and dividend income	34,636	38,163	3,527
Interest expense	(6,036)	(4,584)	1,452
Foreign exchange gain, net	10,918	9,477	(1,441)
Other income, net	22,542	17,724	(4,818)

Total other income (expense)	62,060	60,780	(1,280)

Quarterly income before income taxes and equity in earnings of affiliated companies	415,203	724,163	308,960

Provision for income taxes	164,914	210,130	45,216
Equity in earnings of affiliated companies	71,341	89,938	18,597

Quarterly net income	321,630	603,971	282,341

Less: Quarterly net income attributable to noncontrolling interests	(31,283)	(41,777)	(10,494)

Quarterly net income attributable to Toyota Motor Corporation	290,347	562,194	271,847

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	91.68	177.45	85.77
Diluted	91.68	177.32	85.64

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2013 first quarter (Three months ended June 30, 2012)	FY2014 first quarter (Three months ended June 30, 2013)	Increase (Decrease)
Quarterly net income	321,630	603,971	282,341
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(161,155)	117,861	279,016
Unrealized gains (losses) on securities	(90,782)	260,921	351,703
Pension liability adjustments	943	2,779	1,836

Total other comprehensive income (loss)	(250,994)	381,561	632,555

Quarterly comprehensive income	70,636	985,532	914,896
Less: Quarterly comprehensive income attributable to noncontrolling interests	(17,252)	(50,673)	(33,421)

Quarterly comprehensive income attributable to Toyota Motor Corporation	53,384	934,859	881,475

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2013 first quarter (Three months ended June 30, 2012)	FY2014 first quarter (Three months ended June 30, 2013)
Cash flows from operating activities:
Quarterly net income	321,630	603,971
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	253,132	287,661
Provision for doubtful accounts and credit losses	6,940	8,187
Pension and severance costs, less payments	4,601	3,738
Losses on disposal of fixed assets	5,953	5,607
Unrealized losses on available-for-sale securities, net	12	2,526
Deferred income taxes	5,721	(19,375)
Equity in earnings of affiliated companies	(71,341)	(89,938)
Changes in operating assets and liabilities, and other	176,043	226,961

Net cash provided by operating activities	702,691	1,029,338

Cash flows from investing activities:
Additions to finance receivables	(2,424,248)	(3,015,498)
Collection of and proceeds from sales of finance receivables	2,182,341	2,722,212
Additions to fixed assets excluding equipment leased to others	(183,289)	(239,446)
Additions to equipment leased to others	(255,754)	(403,833)
Proceeds from sales of fixed assets excluding equipment leased to others	10,230	8,655
Proceeds from sales of equipment leased to others	119,222	205,701
Purchases of marketable securities and security investments	(833,276)	(1,702,481)
Proceeds from sales of and maturity of marketable securities and security investments	645,055	1,081,860
Changes in investments and other assets, and other	39,620	33,476

Net cash used in investing activities	(700,099)	(1,309,354)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	601,632	1,127,431
Payments of long-term debt	(664,512)	(821,711)
Increase (decrease) in short-term borrowings	271,391	(43,045)
Dividends paid	(95,004)	(190,046)
Purchase of common stock, and other	(16,811)	(18,872)

Net cash provided by financing activities	96,696	53,757

Effect of exchange rate changes on cash and cash equivalents	(50,200)	34,249

Net increase (decrease) in cash and cash equivalents	49,088	(192,010)

Cash and cash equivalents at beginning of period	1,679,200	1,718,297

Cash and cash equivalents at end of period	1,728,288	1,526,287

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2013 first quarter (Three months ended June 30, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,110,683	267,885	123,005	—	5,501,573
Inter-segment sales and transfers	9,422	6,583	120,251	(136,256)	—

Total	5,120,105	274,468	243,256	(136,256)	5,501,573
Operating expenses	4,861,412	187,734	233,926	(134,642)	5,148,430

Operating income	258,693	86,734	9,330	(1,614)	353,143

FY2014 first quarter (Three months ended June 30, 2013)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,807,049	328,784	119,486	—	6,255,319
Inter-segment sales and transfers	10,956	11,092	114,985	(137,033)	—

Total	5,818,005	339,876	234,471	(137,033)	6,255,319
Operating expenses	5,209,509	288,607	227,337	(133,517)	5,591,936

Operating income	608,496	51,269	7,134	(3,516)	663,383

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2013 first quarter (Three months ended June 30, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,014,485	1,559,749	489,449	997,697	440,193	—	5,501,573
Inter-segment sales and transfers	1,227,780	33,062	22,599	75,961	43,298	(1,402,700)	—

Total	3,242,265	1,592,811	512,048	1,073,658	483,491	(1,402,700)	5,501,573
Operating expenses	3,135,160	1,475,175	508,647	972,078	456,315	(1,398,945)	5,148,430

Operating income	107,105	117,636	3,401	101,580	27,176	(3,755)	353,143

FY2014 first quarter (Three months ended June 30, 2013)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,939,067	2,062,276	568,278	1,123,017	562,681	—	6,255,319
Inter-segment sales and transfers	1,517,149	42,857	27,720	95,050	46,337	(1,729,113)	—

Total	3,456,216	2,105,133	595,998	1,218,067	609,018	(1,729,113)	6,255,319
Operating expenses	3,000,141	2,022,462	590,734	1,113,889	566,512	(1,701,802)	5,591,936

Operating income	456,075	82,671	5,264	104,178	42,506	(27,311)	663,383

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2014 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None